Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Comments Related to Registration Statement on Form 10 Amendment Number One

Filed May 9, 2022

File No. 000-32465

To whom it may concern,

Mass Megawatts has filed an amended Form 10 to address the comments that the Commission sent on May 16,2022. A summary of the changes is addressed in this letter.

Response to Comment Number One:

Comment number one required a need for improved disclosure of the last paragraph on page 3, “Summary of the Business” , four sentences in two areas of the paragraph were added.

“Currently, we have only solar tracker prototypes for the purpose of testing and finalizing the design before any commercial or mass production. The patent filings related to the solar trackers are pending and not yet granted.”

“Mass Megawatts built several wind energy power plants to test and develop the new technology. However, have not achieve a final product for commercial production of the wind power plants.”

Response to Comment Number 2

In addressing the comment related to expanding the description of the risk factor related to being a penny stock on page 16, the Penny Stock risk factor description was revised with the following description.

“Common Shares may be considered penny stock. Investors may have difficulty in selling the stock due to the reduced pool of investors, illiquid market, and reduced stock price. Our common stock is less than $5 per share and is defined as a penny stock being valued at less than five dollars per share. Penny stocks are considered as risky and speculative. Additionally, Mass Megawatts does not meet financial requirements that avoid being defined as a penny stock such as being registered on an Exchange with a minimum net tangible asset value requirement or minimum required value of revenue over a three-year period. Under Section 15(h) of the Exchange Act, Broker Dealers are required furnish a risk disclosure document with the risk of penny stocks and broker requirement of full disclosure related to rights customers and remedies available with respect of violations by the broker dealers related to penny stock rules and related full disclosure requirements including the potential illiquidity of the penny stock. Brokers are obligated to evaluate each individual investor experience and objectives to determine if penny stock are suitable. The due diligence of the broker dealers may require a higher transaction cost for trades in penny stocks. Violations of the due diligence obligations by broker dealers may result in compensation of financial losses to investors, fines and other penalties.

Response to Comment Number 3

In response to item 7,” Certain Relationships and Related Transactions” on page 28, the last three paragraphs were revised to give a more accurate description of the transactions including the name of the officer and shareholder.

Response to Comment Number 4

In response to Comment Number 4, the document was revised on page 10 with the paragraph entitled, “The Wind Power Product ( Multiaxis Turbosystem). The revision was two paragraphs which included terms of the License Agreement. We added the licensed states, royalty terms, and termination provisions.

If anyone has any further comments, please contact me.

Sincerely,

/s/ Jonathan Ricker
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.